                                                                      Exhibit D

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                              OWNERS AND MANAGEMENT

     The following table sets forth certain information concerning stock ownership of all persons known by the Company to own beneficially 5% or more of the outstanding shares of the Company's Common Stock, each director, each executive officer and all executive officers and directors of the Company as a group, as of December 31, 1995. Except as disclosed in a footnote each person shown on the table has sole voting power and sole investment power with respect to the shares shown on the table with respect to such shares.

                                                 Amount and          Percent of
  Name and Address of Beneficial            Nature of Beneficial     Outstanding
    Owner or Identity of Group                   Ownership          Common Stock
- ----------------------------------         ----------------------   ------------

Leonard J. Fassler (1)(2)..................        638,537               2.9%

Gerald A. Poch (1)(3)......................        653,098               3.0%

Edward A. Kerbs (4)........................         75,475                *
    c/o Spear, Leeds & Kellogg
    120 Broadway
    New York, NY  10271

John L. Harvatine (7)......................         72,433                *
    5121 Winnetka Avenue
    Minneapolis, MN  55428

Gerald M. LeBow (1)(5).....................        349,903               1.6%

James K. McCleary (6)......................        533,136               2.5%
    5121 Winnetka Avenue
    Minneapolis, MN  55428

Richard H. McDevitt (1)(8).................        160,792                *

Anthony P. Towell (9)......................        128,728                *
    1468 Ridge Road
    Syossett, NY  11791

Richard J. Williams (10)...................         30,000                *
    c/o Triumph Capital Group, Inc.

Triumph-Connecticut Limited................      1,208,750               5.5%
    Partnership (TCLP) (12)
    City Place I
    35th Floor
    Hartford, CT  06103


Dawson Samberg.............................      1,168,150               5.4%
Capital Management, Inc. (11)
    354 Pequot Avenue
    Southport, CT  06490

General Electric Pension Trust (GEPT) (13).      2,101,404               9.7%
    3001 Summer Street
    Stamford, CT  06902

All officers and directors as a group (14).      2,642,100              11.8%

- -----------------------------
  *  Less than 1%

(1)  c/o AmeriData Technologies, Inc., 700 Canal Street, Stamford, CT 06902.

(2) Includes 202,500 shares subject to options. Does not include 31,041 shares which are owned by Bernice Fassler, Mr. Fassler's wife, as to which Mr. Fassler disclaims beneficial ownership.

(3) Includes 202,500 shares subject to options. Does not include 57,835 shares owned by the Poch Children Trust (Mr. Poch is neither the settler nor beneficiary of this trust) as to which Mr. Poch disclaims beneficial ownership.

(4) Includes 67,500 shares subject to options. (Also includes 832 shares subject to currently exercisable warrants issued to Mr. Kerbs in connection with the purchase and subsequent exchange of the Company's Floating Rate Promissory Notes.) Does not include 34,875 shares held by SLK-1987 and 2,625 shares held by SLK-1987(A), general partnerships, certain partners of which are members of Spear, Leeds & Kellogg, an entity for which Mr. Kerbs serves as Managing Director. Mr. Kerbs disclaims beneficial ownership of these shares.

(5) Includes 67,500 shares subject to options. Also includes 1,667 shares subject to currently exercisable warrants and 14,288 shares issued to the TMC Pension Trust (the beneficiary of which is Mr. LeBow).

(6) Includes 105,000 shares subject to options. Does not include 182,250 shares owned by the JCM Charitable Remainder Trust as to which Mr. McCleary disclaims beneficial ownership.

(7) Includes 60,100 shares subject to options. Also includes 333 shares owned by Mr. Harvatine's wife as to which Mr. Harvatine disclaims beneficial ownership.

(8) Includes 63,125 shares subject to options. Also includes 230 shares held by Mr. McDevitt's wife as to which Mr. McDevitt disclaims beneficial ownership.

(9) Includes 50,625 shares subject to options. Also includes 48,620 shares held by Mr. Towell's wife as to which Mr. Towell disclaims beneficial ownership.

(10) Includes 30,000 shares subject to options. Does not include 1,208,750 shares held by TCLP.

(11) Based solely on information on a Schedule 13D dated November 9, 1995 furnished to the Company by Dawson-Samberg Capital Management ("Dawson-Samberg"), Pequot General Partners ("Pequot") DS International and Pequot Endowment Partners ("DS International") and Pequot Endowment Fund LP (Pequot Endowment). The Schedule 13D indicates that Dawson-Samberg, Pequot DS International and Pequot Endowment beneficially own 117,350, 404,600, 373,300 and 267,900 shares, respectively, which represents approximately .5%, 1.9%, 1.7% and 1.3% of the outstanding Common Stock, respectively.

(12) Includes 550,000 warrants which are exercisable.

(13) Based solely on information in Amendment No. 2 to Schedule 13G dated February 10, 1995 furnished to the Company by GEPT, GEPT now beneficially owns 2,101,404 shares of common stock of the Company representing approximately 9.7 percent of the outstanding Common Stock.

(14) Includes 848,850 shares subject to options. Also includes 2,499 shares subject to currently exercisable warrants issued in connection with the purchase and subsequent exchange of the Company's Floating Rate Promissory Notes. Does not include 88,876 shares issued to Mr. Fassler's wife and the Poch Children Trust.

                             EXECUTIVE COMPENSATION
                           SUMMARY COMPENSATION TABLE

     The following summary compensation table sets forth the aggregate compensation paid or accrued by the Company to the Principal Executive Officer and the four other most highly compensated executive officers (collectively, the "named executive officers") for services rendered during the fiscal years ended December 31, 1993, 1994 and 1995.

                                                                                                       Long Term
                                                                                                     Compensation
                                                                                                        Awards
                                                                  Annual Compensation                 Securities
                                                       ------------------------------------------     Underlying
Name and Principal Position                               Year        Salary($)        Bonus($)         Options
- -------------------------------                        ---------- -----------------  ------------  -----------------
Gerald A. Poch.......................................     1995         311,700               0          150,000(1)
    Co-Chairman of the Board, Co-                         1994         300,000         470,000           15,000
    President and Principal Executive                     1993         211,153         100,000           90,000
    Officer

Leonard J. Fassler...................................     1995         311,700               0          150,000(1)
    Co-Chairman of the Board                              1994         300,000         470,000           15,000
                                                          1993         221,153               0           90,000

James K. McCleary....................................     1995         300,000               0           75,000
    Co-Chairman of the Board, Co-                         1994         300,000         470,000           15,000
    President and Chief Executive                         1993         100,000(2)            0           15,000
    Officer of AmeriData, Inc.

John L. Harvatine....................................     1995         154,800          38,519           57,500
    Vice President and Chief Financial                    1994         147,692          63,998                0
    Officer                                               1993          88,286          25,953            2,600

David F. Mitchell....................................     1995         167,300               0            5,625
    President--AmeriData Consulting, Inc.                     1994          63,786(3)            0           46,000

- --------------------------
(1) Includes 75,000 options regranted upon cancellation of option originally granted in 1993.

(2)  Salary from July 1993 upon commencement of his employment with the Company.

(3) Salary from September 1994 upon commencement of his employment with the Company.

                        OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth certain information with respect to individual grants of stock options made during the fiscal year ended December 31, 1995 to each of the named executive officers.

                                                                                         Potential Realizable Value at
                                                                                         Assumed Annual Rates of Stock
                                                                                         Price Appreciation for Option
                                                  Individual Grants                                Terms(1)
                                  -------------------------------------------------- -------------------------------------
                                                    % of
                                                    Total
                                                   Options
                                    Number of      Granted
                                    Securities       to       Exercise
                                    Underlying    Employees   or Base
                                     Options      in Fiscal    Price     Expiration         5%                 10%
Name                                Granted(#)      Year       ($/Sh)       Date      Appreciation($)    Appreciation($)
- -------                           -------------- ----------- ---------- ------------ -----------------  ------------------
Gerald A. Poch..................    15,000(2)        1.5       9.625        3/1/06       $102,555           $267,544
                                    60,000(3)        5.9       7.625       5/22/05        287,719            729,137
                                    75,000(4)        7.5       7.625        8/4/04        359,649            911,421

Leonard J. Fassler..............    15,000(2)        1.5       9.625        3/1/06        102,555            267,544
                                    60,000(3)        5.9       7.625       5/22/05        287,719            729,137
                                    75,000(4)        7.5       7.625        8/4/04        359,649            911,421

James K. McCleary...............    15,000(2)        1.5       9.625        3/1/06        102,555            267,544
                                    60,000(3)        5.9       7.625       5/22/05        287,719            729,137

John L. Harvatine...............    50,000(2)        5.0        10.5      10/30/05        330,170            836,715
                                     7,500(5)         .7       7.625       5/22/05         40,284            104,875

David F. Mitchell...............     5,625(5)         .6       7.625       5/22/05         30,213             78,656

- ------------------------------
(1) The indicated dollar amounts are the result of calculations based on the exercise price of each option and assume five and ten percent annual appreciation rates set by the Securities and Exchange Commission over the ten year option period, and, therefore, are not intended to forecast possible future appreciation, if any, of the Company's stock price.

(2) Each of these stock options vest and become exercisable in equal annual installments of 25% each on the first through the fourth anniversaries of the date of grant and expire ten years from the date of grant.

(3) Vest and are exercisable 50% per year commencing on December 31, 1995 and December 31, 1996.

(4) Reflects options cancelled and regranted. Such options vested in full on December 31, 1995.

(5) 50% of the options shall vest in 25% increments over four years, the other 50% are performance based and vest on March 31, 1996 if certain objectives are met. Should optionee fail to meet objectives, the performance based option shares will vest in 16.66% increments over six years commencing March 31, 1996.

                 AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                        AND FISCAL YEAR-END OPTION VALUE

     The following table sets forth certain information with respect to the outstanding stock options as of December 31, 1995 for each of the named executive officers.

                                                                    Number of Securities        Value of Unexercised In-
                                   Shares                          Underlying Unexercised         the-Money Options at
                                 Acquired on                       Options at 12/31/95($)             12/31/95($)
                                Exercise(1)         Value       ----------------------------  ----------------------------
Name                                (#)        Realized(2)($)    Exercisable/Unexercisable     Exercisable/Unexercisable
- -------                         ------------- ----------------- ----------------------------  ----------------------------
Gerald A. Poch................     120,000       1,189,669          110,625       91,875         $224,831     $281,925

Leonard J. Fassler............     120,000       1,189,669          110,625       91,875          224,831      281,925

James K. McCleary.............           0                           41,250       63,750           60,150       60,225

John L. Harvatine.............           0                            1,300       58,800            5,369       20,406

David F. Mitchell.............           0                           11,500       40,125                0       11,128

- ------------------------------
(1) These shares were acquired upon the exercise of options granted from 1991 through 1993.

(2) Market value of underlying securities at exercise date or year-end, as the case may be, minus the exercise price.


                              EMPLOYMENT AGREEMENTS

     Effective August 1, 1993, the Company entered into employment agreements with each of Gerald A. Poch, Co-Chairman of the Board, Co-President and Principal Executive Officer of the Company and Leonard J. Fassler, Co-Chairman of the Board of the Company, which agreements expire in December 1998. The agreements, which were amended in January 1994 and amended and restated in March 1995, provide for a base salary at the rate of $250,000 per year through December 31, 1993, and provide for a base salary at the rate of $300,000 per year thereafter, subject to cost of living increases and an automobile allowance not to exceed $500 per month. In January 1994, AmeriData entered into an employment agreement with James K. McCleary, Co-President and Co-Chairman of the Board of the Company and Chief Executive Officer of AmeriData, which was amended in March 1995, and expires in December 1998. The agreement provides for a base salary at the rate of $300,000 per year, subject to cost of living increases and an automobile allowance not to exceed $500 per month. In 1995, the base salary of each of Messrs. Poch and Fassler was increased to $311,700 pursuant to the cost of living adjustment, which adjustment Mr. McCleary did not utilize in 1995. The agreements of Messrs. Poch, Fassler and McCleary also provide that an annual bonus pool may be established of up to 10% of the Company's pre-tax income for the awarding of bonuses to senior management and that Messrs. Poch, Fassler and McCleary are each entitled to an annual bonus equal to 2.5% of such income, provided, however, that the annual bonus and salary for each of Messrs. Poch, Fassler and McCleary for any year shall not exceed an aggregate of $1 million each. The employment agreements provide for the employees to devote substantially all of their business time to the Company, are automatically renewable for successive one-year terms unless terminated by either party upon three months' prior written notice and contain provisions that the employees will not compete with the Company during the term of their employment or for a period of two years following termination. Each agreement also contains provisions that in the event the employee's employment is terminated, except by reason of termination for cause, the Company will pay severance equal to the base salary and bonus through the end of the term of the agreement.

     The Company is currently compensating Mr. Harvatine at a rate of $175,000 per annum plus a car allowance not to exceed $500 per month. Prior to his appointment as Chief Financial Officer of the Company in September 1995, the Company compensated Mr. Harvatine at a rate of $150,000 per annum as well as a bonus in 1995 of $38,519 and a car allowance on substantially similar terms as described above. In connection with the acquisition of David Mitchell & Associates, Inc., AmeriData Consulting, Inc. entered into an employment agreement dated September 9, 1994 with David F. Mitchell, President of AmeriData Consulting, Inc., a wholly-owned subsidiary of the Company. The agreement expires on December 31, 1999 and provides for a base salary of up to $250,000 per year, subject to annual increases at the discretion of the Board of Directors, and an automobile allowance not to exceed $500 per month. The agreement provides that Mr. Mitchell is entitled to an annual bonus equal to 10%

of the pre-tax income of AmeriData Consulting, Inc. and its subsidiaries commencing in 1996. The agreement also provides that in the event Mr. Mitchell's employment is terminated, except by reason of termination for cause, the Company will pay Mr. Mitchell his base salary and bonus for the remainder of the employment term. Pursuant to the acquisition agreements, the Company also agreed to pay Mr. Mitchell additional purchase price upon the achievement of certain earnings in 1994 and 1995. Accordingly, in February 1995, Mr. Mitchell received $500,000 for 1994 performance. In addition, Mr. Mitchell may receive an additional purchase price adjustment upon the determination of 1995 performance, which is currently being reviewed.

                             EXECUTIVE COMPENSATION
                      REPORT OF THE COMPENSATION COMMITTEE

                                  INTRODUCTION

     This report discusses the Company's 1995 compensation policies and the manner in which compensation was determined for the Company's executive officers, including the Principal Executive Officer and the other named executive officers.

     The Compensation Committee consists of Messrs. Kerbs, Towell and Williams, each a non-employee director. The Compensation Committee was formed to conduct annual reviews of the compensation of the Company's senior executives and to administer the Plans. During 1995, the Compensation Committee approved certain amendments to the

1991 Stock Option Plan. The Compensation Committee reviews and approves the annual incentive bonus payments to executive officers, the employment arrangement with executive officers and the grant of options to executive officers and employee directors. The Compensation Committee has engaged Towers Perrin, an Executive Compensation consulting firm, to assist in such review.

     The Company's compensation policy for executive officers is designed to provide competitive compensation based on individual contributions and achievements and overall corporate performance in order to attract and retain qualified executives. The performance of each senior executive is examined annually by the Compensation Committee based on a review of such officer's achievements, including financial and strategic management, performance of key responsibilities, development of shareholder equity, and other characteristics critical to the overall success and competitiveness of the Company. The Company attempts to align each executive's compensation with the interests of the Company's shareholders by linking executive compensation to Company performance with a compensation package consisting of a base salary, bonuses and stock options, in each case to reward individual contributions to the Company's success.

                                   BASE SALARY

     Base salary is established at a level sufficient to attract and retain highly qualified executives in a competitive environment and within the Company's internal salary structure. Messrs. Poch's, Fassler's and McCleary's salaries are subject to the terms of individual employment agreements that were effective with respect to Messrs. Poch and Fassler on August 1, 1993, as amended in January 1994, and Mr. McCleary on January 1, 1994, and each as amended and restated in March 1995 and each of which expire in December 1998. See the information under the heading "Employment Agreements." Such employment agreements do not provide for future increases in base salary through 1998 other than annual cost of living adjustments. In 1993 and 1994, there was no such adjustment and the initial cost of living adjustment of $11,700 was effective in 1995 for Messrs. Poch and Fassler. The average increase in base salaries for executive officers of the Company from 1994 to 1995 was 3.9%. The base salary of the Principal Executive Officer, Mr. Poch, was increased from $300,000 in 1994 to $311,700 in 1995 pursuant to the terms of his employment agreement, which provides for a cost of living adjustment.

                                 INCENTIVE BONUS

     Pursuant to their individual employment agreements, Messrs. Poch, Fassler and McCleary were each entitled to an annual bonus equal to 2.5% of the Company's pre-tax income. However, Messrs. Poch, Fassler and McCleary elected not to receive a bonus for their 1995 performance. Mr. Harvatine received a bonus of $38,519 prior to his appointment as Chief Financial Officer pursuant to the AmeriData Technologies, Inc. employee bonus plan.

                               STOCK OPTION GRANTS

     The most significant form of long-term incentive compensation for executives of the Company is grants of stock options under the Company's 1991 Stock Option Plan. The Company believes that such grants reinforce an executive's long-term perspective on the Company's performance since such compensation most directly reflects the financial performance of the Company and increases in shareholder value.

     Stock Options under the 1991 Stock Option Plan are granted to executive officers at the fair market value of the Company's Common Stock on the date of grant, and the majority of which grants do not vest more than 25 percent each year and are exercisable for periods ranging from five to ten years. The grant of appropriate levels of stock options exercisable over time is expected to encourage equity appreciation by providing a direct incentive to executives to achieve long-term success for the Company. As set forth on the table entitled "Option Grants in Last Fiscal Year," the named executive officers received grants of options to purchase an aggregate of 323,125 shares of Common Stock in 1995 under the Company's 1991 Stock Option Plan. In addition, 157,500 options granted in 1993 to Messrs. Fassler, McDevitt and Poch were canceled and regranted as described under the heading "Compensation Committee Report on 1995

Cancellation and Regrant of Options". Mr. Mitchell received a grant of 5,625 options and Mr. Harvatine received a grant of 7,500 options in May 1995 and a grant of 50,000 options at the commencement of his role as Chief Financial Officer with the Company. Exercise prices of options granted to directors and executive officers range from $7.62 to $9.62 per share, in each case representing the fair market value of the Company's Common Stock on the date of grant. The options are generally exercisable for ten years from their respective dates of grant. Options with respect to 369,050 shares were vested on December 31, 1995. The balance generally vest in equal annual installments of 25 percent each on the first through the fourth anniversaries of the date of grant other than 180,000 options granted in May 1995, which options vest in 50 percent installments on the anniversary of the last day of the calendar year in which they were granted, and 13,125 options, as to which 50 percent vest in 25 percent increments over four years and 50 percent vest on March 31, 1996 if certain objectives are met and, if such objectives are not met, these options vest in
16.6 percent
increments over six years. In 1995, the Principal Executive Officer received options for 15,000 shares, none of which were vested on December 31, 1995 and options for 60,000 shares, 50 percent of which vested on December 31, 1995, in addition to the 75,000 options cancelled and regranted as discussed below. The determination of the amounts and vesting of the options granted to executives of the Company in 1995 was approved by the Compensation Committee based on its subjective judgment as to the respective contributions of each executive to the Company during 1995 and the expected future contribution of each executive during the term of the option. In making such grants in 1995, the Compensation Committee considered the number of options previously granted to each executive. On March 1 of each year commencing in 1995, the Stock Option Plan provides for an automatic grant of 15,000 options to each non-employee director. The formula grant to the non-employee directors was approved by the Company's shareholders at the Annual Meeting held in May 1994. Similar grants to the inside directors were approved by the Compensation Committee in March 1996. Any similar grants to employee directors or other grants of options under the Stock Option Plan is subject to the approval of the Compensation Committee.

             COMPENSATION COMMITTEE REPORT ON 1995 CANCELLATION AND
                               REGRANT OF OPTIONS

     During the 1995 fiscal year, the Compensation Committee felt that circumstances had made it necessary for the Company to implement an option cancellation/regrant program pursuant to which outstanding options in an aggregate amount of 157,500 held by certain of the Company's long-standing executive officers under the Option Plan were canceled, and new options for the same number of shares were granted with a lower exercise price per share equal to the market price of the Company's Common Stock on the date of grant.

     The Compensation Committee determined that this program was necessary because equity incentives are a significant component of the total compensation package of executive employees and play a substantial role in the Company's ability to retain the services of individuals essential to the Company's long-term financial success. Prior to the implementation of the program, the market price of the Company's Common Stock had fluctuated as a result of market factors which affected stock prices throughout the industry and which the Compensation Committee believed did not necessarily reflect the market's particular assessment of the Company's progress in revenue growth, customer satisfaction and marketing. The Compensation Committee felt that the Company's ability to retain such key employees would be significantly improved by restoring the value to their options in the form of regranted options at the market price of the Company's Common Stock on the date of grant. Accordingly, on May 19, 1995, the Compensation Committee approved the cancellation of stock options granted to certain of the Company's founding executive officers, Messrs. Fassler, Poch and McDevitt with an exercise price of $13.17, together with a regrant of a new option for the same number of shares with an exercise price of $7.625, which exercise price was equal to the market price of the Company's Common Stock on such date. Each regranted option covered the same number of shares subject to the higher-priced option at the time of cancellation and is on substantially similar terms to the old grant, which was fully vested as of December 31,1993 except that the regranted options vested in full on December 31, 1995. The lower exercise prices in effect under the regranted options make those options valuable once again to the executive officers critical to the Company's financial performance. No other option grants, including without limitation the automatic option grants to the non-employee directors, were eligible for participation in the cancellation and regrant program.

                    TEN-YEAR INFORMATION REGARDING REPRICING,
                           REPLACEMENT OR CANCELLATION
                             AND REGRANT OF OPTIONS

     As discussed in the Compensation Committee Report on 1995 Cancellation and Regrant of Options, the Company implemented an option cancellation/regrant program with respect to stock options granted in 1993 to certain of the founding key executive officers for a total of 157,500 shares effective on May 19,1995 and options held by those employees with an exercise price of $13.17 were canceled in exchange for new options for the same number of shares with an exercise price of $7.625 per share.

     The following table sets forth information with respect to each of the Company's executive officers concerning his participation in the option cancellation/regrant program which was effected on May 19, 1995.

                                                                                                           Length of
                                                   Number of    Market Price     Exercise                   Original
                                                   Securities    of Stock at     Price at                 Option Term
                                                   Underlying      Time of        Time of                 Remaining at
                                                    Options     Repricing or   Repricing or      New         Date of
                                                  Repriced or     Amendment      Amendment     Exercise    Repricing or
Name and Principal Position             Date        Amended          ($)            ($)       Price ($)     Amendment
- -------------------------------      ----------- -------------- -------------  -------------  ---------- ---------------
Gerald A. Poch--Co-
    Chairman of the Board,
    Co-President and
    Principal Executive
    Officer.........................   5/19/95       75,000         7.625          13.17         7.625       9 years

Leonard J. Fassler--Co-
    Chairman of the Board...........   5/19/95       75,000         7.625          13.17         7.625       9 years

Richard H. McDevitt--Vice
    President, Treasurer
    and Principal
    Accounting Officer..............   5/19/95        7,500         7.625          13.17         7.625       9 years

                   DEDUCTIBILITY CAP ON EXECUTIVE COMPENSATION

     Beginning in 1994, a new federal tax law disallows corporate deductibility for certain compensation paid in excess of $1 million to the Principal Executive Officer and the four other most highly paid executive officers of publicly held companies. "Performance-based compensation," as defined in the tax law, is not subject to the deductibility limitation provided shareholder approval and other requirements are met. Prior to the election of the Compensation Committee, executive option grants were determined by the entire Board of Directors. Some of the options previously granted to such executives by the entire Board of Directors may be subject to the deductibility limitation to the extent that exercises of options (or sales of shares received upon the exercise of incentive stock options), together with other disqualified compensation exceeds $1 million in any year for such executive officers. It is the Company's general intention to make efforts to maximize the deductibility of compensation paid to its officers under the new law. At the Company's Annual Meeting held in May 1995, the shareholders approved amendments to the Company's 1991 Stock Option plan to allow grants of stock options, of up to 75,000 shares per year to any person, that are exempt from the deductibility limits imposed by the new law. During 1995, the Company did not exceed the $1 million deductibility cap with respect to any officer covered by the new law.

     The Compensation Committee hereby submits this report.

                                 EDWARD A. KERBS
                                ANTHONY P. TOWELL
                               RICHARD J. WILLIAMS


           COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Each member of the Company's Compensation Committee participated in deliberations concerning executive officer compensation.

     Mr. McCleary currently serves as Co-Chairman of the Board of Directors and Co-President of the Company and has an employment agreement with the Company as described under the heading "Employment Agreements." Additionally, the Company leases AmeriData's headquarters and warehouse facilities from Mr. McCleary and his wife, Carol A. E. McCleary, pursuant to a sixteen year lease providing for a base monthly rent of approximately $44,000.

                             STOCK PERFORMANCE GRAPH

     The following graph summarizes the cumulative return experienced by the Company's shareholders from October 29, 1991 through December 31, 1995, compared to the Standard and Poor's 500 index; a composite peer group index consisting of the Hambrecht & Quist indexes for Computer Software-Information Technology Companies, Computer Hardware-Personal Computer Manufacturers, and Communications-Networking Companies. The returns set forth are based on the Company's Common Stock price beginning on October 29, 1991, at which date the stock was at its initial public offering price, and the two composite indices at October 29, 1991. The comparison assumes $100 was invested on October 29, 1991 in the Company's Common Stock and in each of the foregoing indices. The Company has not paid dividends on its Common Stock since October 29, 1991.

               COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN*
    AMONG AMERIDATA TECHNOLOGIES, INC., THE S&P 500 INDEX AND A PEER GROUP

  Ameridata       Peer Group       S&P 500
  ---------       -----------     ---------
  1991   100       1991  100      1991  100
  1992   126       1992  108      1992  104
  1993   289       1993  148      1993  117
  1994  1216       1994  165      1994  128
  1995   632       1995  206      1995  130
  1996   608       1996  319      1996  179

* $100 INVESTED ON 10/29/91 IN STOCK OR INDEX--INCLUDING REINVESTMENT OF DIVIDENDS. FISCAL YEAR ENDING DECEMBER 31.



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                             DIRECTORS' COMPENSATION

     In 1995, all of the members of the Company's Board of Directors received stock options to purchase 15,000 shares of the Company's Common Stock under the Company's 1991 Stock Option Plan. Commencing in 1995, non-employee directors received $500 per each Compensation or Audit Committee meeting attended. On March 1st of each year, non-employee directors receive automatic grants of options to purchase 15,000 shares of the Company's Common Stock. Such options vest at a rate of 25 percent per year and may be exercised at a price equal to the fair market value of the Common Stock on the date of grant. Similar grants of options to the inside directors were approved in March 1996 by the Compensation Committee. The options are generally exercisable for a period of ten years and expire three months after retirement (or resignation) or one year following death or disability. In addition, Mr. Towell received approximately $15,000 in connection with services rendered to the Company's United Kingdom subsidiary.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


     All of the executive officers and directors of the Company filed the required forms pursuant to Section 16 of the Securities Exchange Act of 1934, as amended for the year ended December 31, 1995. However, each of Messrs. Poch, Fassler, McCleary and Harvatine filed a late Form 5, and Messrs. Poch and Fassler reported the repricing discussed under the heading "Compensation Committee Report on 1995 Cancellation and Regrant of Options" on such Form and Mr. Harvatine filed a later Form 3.

     For a description of certain other relationships and transactions see the heading "Compensation Committee Interlocks and Insider Participation."

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              PROPOSAL TWO: AMENDMENT TO THE 1991 STOCK OPTION PLAN

      The Board of Directors of the Company has approved an amendment to the AmeriData Technologies, Inc. 1991 Stock Option Plan (the "Stock Option Plan"), subject to shareholder approval, to increase the number of shares available for grant under the Stock Option Plan from 2,875,000 to 4,050,000. This amendment will only be implemented if the approval of the Company's shareholders is obtained. The following is a summary of the material features of the Stock Option Plan, as well as the amendment proposed for approval.

      The Company has adopted the Stock Option Plan to provide incentive to employees, including officers, directors and consultants of the Company to encourage such individuals' proprietary interest in the Company, to encourage such individuals to remain in the employ of the Company and to attract to the Company individuals of experience and ability. Any employee may be granted stock options that qualify as "incentive stock options" (the "Incentive Stock Options") under Section 422 of the Code and any employee, officer, director, consultant of, or other person rendering services to the Company may be granted options which do not qualify under such section (the "Nonqualified Options"). Currently, the group of directors and employees eligible for the grant of stock options under the Stock Option Plan would include seven directors, six executive officers and approximately 2,100 other employees of the Company. The Stock Option Plan was adopted by the Board and became effective on June 10, 1991 and will expire June 10, 2001. Prior to such date, the Board or the Compensation Committee may discontinue the Stock Option Plan, in which event any options then outstanding shall remain in effect until they have been exercised, terminated or expired by their respective terms. In addition, the Board or the Compensation Committee may amend or modify the Stock Option Plan in any respect at any time prior to its termination, except that no amendment to the Stock Option Plan which (i) modifies the requirements as to eligibility and participation under the Stock Option Plan, (ii) increases the maximum number of shares that may be issued under the Stock Option Plan, (iii) materially increases the benefits accruing to participants, or (iv) amends the provisions of the Stock Option Plan relating to the eligibility, amount, price or timing of grants of options to non-employee directors more than once every six months, except that this restriction (iv) shall apply solely to the extent necessary to satisfy the requirements of Rule 16b-3 under the Securities Exchange Act of 1934, shall be effective without the approval of the shareholders of the Company. No revision or amendment of the Stock Option Plan that adversely affects any Option theretofore granted may be made without the consent of the optionee or its permitted transferee.

      The Stock Option Plan is administered by the Compensation Committee appointed by the Board, consisting of not less than two members. A person may serve on the Compensation Committee only if he is a nonemployee director of the Company. The Compensation Committee shall from time-to-time, at its discretion, determine who shall be granted options, the number of shares of Common Stock to be granted to each optionee, the designation of such options as Incentive Stock Options or Nonqualified Options and the exercise prices thereof. All such determinations and the interpretation and construction by the Compensation Committee of any provisions of the Stock Option Plan or any option granted thereunder is binding and conclusive upon optionees.

      Each option granted under the Stock Option Plan will provide an exercise price determined by the Compensation Committee provided, however, that the exercise price (i) in the case of an Incentive Stock Option granted to an employee who is not a 10% shareholder of the Company, shall not be less than the fair market value of the shares of Common Stock to which the option relates on the date of grant, (ii) in the case of an Incentive Stock Option granted to an employee who is a 10% shareholder of the Company, shall not be less than 110% of the fair market value of the shares of Common Stock to which the option relates on the date of grant, and (iii) in the case of a Nonqualified Stock Option, shall not be granted at less than the par value of the shares of Common Stock to which the option relates.

      The Compensation Committee, in its discretion, determines the period over which an option will become exercisable. No Incentive Stock Option granted to an employee who is not a 10% shareholder of the Company shall be exercisable after the expiration of 10 years from its date of grant and no Incentive Stock Option granted to an employee who is a 10% shareholder of the Company shall be exercisable after the expiration of 5 years from its date of grant. The Compensation Committee may, in its sole discretion at any time and from time to time for any part or all of an option, accelerate the date on which an option becomes exercisable. The aggregate fair market value of shares of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by the same optionee during any calendar year (under the Stock Option Plan and all other plans maintained by the Company) shall not exceed $100,000. Once an option or any portion of an option becomes exercisable, such option or portion may be exercised at any time prior to its expiration or termination. Payment of the aggregate option price (plus applicable withholding taxes) may generally be made either (i) in cash or cash equivalent, (ii) at the discretion of the Compensation Committee, in shares of Common Stock owned by the optionee and valued at their fair market value on the date of exercise or (iii) a combination of these methods of payment.

      In the event of an optionee's termination of employment (other than for death or permanent or total disability or, in the case of a Nonqualified Option, retirement), the optionee's right to exercise an option shall terminate three months after the date of termination of employment. In the event of an optionee's termination of employment by reason of death or permanent or total disability or, in the case of a Nonqualified Option, retirement, the right to exercise an option shall terminate one year after the date of such termination of employment. Options granted under the Stock Option Plan are not assignable or otherwise transferable except by will or the laws of descent and distribution. Certain restrictions, relating to the satisfaction of applicable security laws, apply to the exercise of stock options and resale of Common Stock acquired upon the exercise of a stock option under the Stock Option Plan.

      Each nonemployee director of the Company shall receive a grant of an option to purchase 15,000 shares of Common Stock on each March 1. Each such option granted to a nonemployee director shall be a Nonqualified Option and shall be the only options granted under the Stock Option Plan to nonemployee directors. The exercise price of each share of Common Stock subject to an option granted to a nonemployee director shall be 100% of the fair market value of a share of Common Stock on the date of grant. Each option granted to a nonemployee director shall vest and become exercisable in cumulative annual installments, each of which shall relate to 25% of the total number of shares subject to such option, on each of the first through the fourth anniversary of the date of grant if such Nonemployee Director is a member of the Board on such anniversary.

      During fiscal year 1995, options to purchase Common Stock were granted under the Stock Option Plan to the named executive officers of the Company as set forth on the table under the heading "Option Grants in Last Fiscal Year." In 1995, 480,625 shares of Common Stock subject to options, including 157,500 repriced options were granted to all current executive officers as a group at an average weighted exercise price of $8.22 per share, 45,000 shares of Common Stock were granted to all current directors of the Company who are not executives as a group at an average weighted exercise price of $9.625, and 645,075 shares of Common Stock subject to options were granted to all employees of the Company at an average weighted exercise price of $8.01 per share, including all current officers who are not named executive officers, as a group. With the exception of options to be granted to nonemployee directors, stock option to be granted in the future under the Stock Option Plan are granted at the discretion of the Compensation Committee and are not currently determinable, however, it is anticipated that grants will be made to the employee directors by the Compensation Committee in an amount similar to the grants to the non-employee directors.

      An optionee will not generally recognize any taxable income upon the grant of a Nonqualified Option because, under current Treasury regulations pursuant to
Section 83 of the Code, the fair market value of an option at the time it is granted is ordinarily not considered to be "readily ascertainable." However, upon exercise of a Nonqualified Option, an optionee must recognize ordinary income in an amount equal to the excess of the fair market value of the Common Stock at the time of exercise over the exercise price. Upon the subsequent disposition of the Common Stock, the optionee will realize a capital gain or loss, depending on whether the selling price exceeds the fair market value of the Common Stock on the date of exercise. The optionee's holding period in the Common Stock, for capital gains and losses purposes, begins on the date of exercise.

      An optionee's tax basis in the shares received on exercise of a Nonqualified Option will be equal to the amount of consideration paid by the optionee on exercise, plus the amount of ordinary income recognized as a result of the receipt of such shares. The Company will be entitled to a deduction for federal income tax purposes at the same time as the optionee recognizes taxable income in an amount equal to the taxable income recognized by the optionee and reported to the Internal Revenue Service.

      Under Section 422 of the Code, no taxable income is realized by the optionee upon the grant or exercise of an Incentive Stock Option, provided that the optionee is continuously employed by the Company (or its parent or subsidiary corporations) during the period beginning on the date of grant of the option and generally ending on the date three months before the date of exercise of the option. However, the exercise of an Incentive Stock Option may result in alternative minimum tax liability for the optionee. If no disposition of shares of Common Stock issued to an optionee pursuant to the exercise of an Incentive Stock Option is made by the optionee within two years from the date of grant of the option nor within one year after the transfer of such shares of Common Stock to the optionee, then upon the disposition of such shares of Common Stock, any amount realized in excess of the exercise price will be taxed to the optionee as long-term capital gain, and no deduction will be allowed to the Company for federal income tax purposes. The grant of an Incentive Stock Option and the optionee's exercise of the Incentive Stock Option will not result in federal income tax consequences to the Company.

      If the shares of Common Stock acquired upon the exercise of an Incentive Stock Option are disposed of prior to the expiration of either the two-year or one-year holding period described above (a "disqualifying disposition"), generally the optionee will realize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of the Common Stock at exercise (or, if less, the amount realized in an arms-length sale of such shares) over the exercise price thereof, and the Company will be entitled to deduct such amount. Any further gain realized will be taxed as short-term or long-term capital gain and will not result in any deduction by the Company.

      The closing price of the Common Stock on the New York Stock Exchange on April 8, 1996 was $9.50 per share.

      A total of 2,875,000 shares of Common Stock have been reserved to date for issuance under the Stock Option Plan (subject to adjustments in the event of certain changes with respect to the Common Stock). As of March 15, 1996, almost all of the shares authorized for issuance were subject to stock options previously granted under the Stock Option Plan. In order to allow the Stock Option Plan to continue to provide incentives to employees and other eligible persons, in February 1996 the Compensation Committee amended the Stock Option Plan, subject to shareholder approval, to increase to 4,050,000 (subject to adjustment in the event of certain changes with respect to the Common Stock) the number of shares of Common Stock reserved for issuance to officers, employees and directors of the Company and to consultants and persons providing services to the Company.

      The Board of Directors recommends a vote FOR the following resolution which will be presented at the meeting:


      "RESOLVED, that the Stock Option Plan be amended to increase the number of shares of Common Stock reserved for issuance to persons who are officers, employees, or directors of the Company or who are consultants to or render services to the Company under the Stock Option Plan from 2,875,000 shares to 4,050,000 shares be, and hereby is, approved."